SCHLUETER & ASSOCIATES, P. C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80265
                                 (303) 292-3883
                            Facsimile: (303) 296-8880
HENRY F. SCHLUETER
Also Admitted in Wyoming
                                  May 10, 2005

Via Facsimile, EDGAR and U.S. Mail
----------------------------------
Ms. Jeanne Bennett, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


     Re: Accelr8 Technology Corporation

Dear Ms. Bennett:

     We represent Accelr8 Technology Corporation ("Accelr8" and "Company"). This letter is in response to your letter dated April 22, 2005 ("Letter"), which relates to the Form 10-KSB for the fiscal year ended July 31, 2004, filed on October 29, 2004 with the United States Securities and Exchange Commission ("SEC"). This response is based upon information provided to us by Accelr8's management. The responses below have been numbered to correspond to the numbering used in the Letter.

     1. Accelr8's management has reviewed this comment and will address the comment in its future filings.

     2. Accelr8's management has reviewed this comment and will address the comment in its future filings.

     3. Accelr8's products that are sold in small numbers are priced according to the contract pursuant to which they were purchased and are billed on the date of shipment. Accelr8 guarantees its products but does not provide an allowance for returns because the cost of producing replacement products is negligible. In the event that products are damaged during shipment or returned, Accelr8 provides replacement product at no cost. Generally, Accelr8 does not offer any discounts, credits, or sales incentives. Accelr8 will provide more specific details of its revenue recognition policy for product sales in future filings.

     4. Accelr8 records deferred revenue for amounts that are billed but not yet earned under existing agreements. The deferred revenue at July 31, 2004 was related to a "Proof of Principle Testing Agreement." The contract was partially completed and partially paid, at July 31, 2004. The Company delivered all of the products and completed the service obligations pursuant to the agreement on or before December 31, 2004. In accordance with ETIF 00-21: "Revenue Arrangements with Multiple Deliverables" no revenue was recognized until the end of the contract date, December 31, 2004. The Company has no amounts earned and not yet billed.

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     5. Accelr8 received an independent valuation (the "Valuation") of our intangibles that was obtained from a third party valuation firm (the "Valuation Firm"). The Valuation Firm employed two primary valuation methodologies to determine the value of Accelr8's core technologies. The valuation methodologies the Valuation Firm applied to determine the value of the intangible assets were
(i) a replacement cost approach and (ii) a market approach - using the market capitalization of Accelr8 and using comparable transactions.

     The replacement cost approach estimated the development time required to replace the technology based on cumulative research and development costs, and certain general and administrative expenses, incurred by both Accelr8 and the company from who Accelr8 purchased the assets, plus related patent expenses.

     The market approach had two different analysis (i) the market capitalization of Accelr8 and (ii) using comparable transactions.

     The market approach using the market capitalization of Accelr8 is based on the trading price of Accer8 shares as of the valuation date, and determines the implied fair value of the assets being valued by subtracting the values of the remaining net assets of the Company.

     The comparable transactions method establishes an indication of value based on transactions of similar assets in the marketplace. The Valuation Firm identified three separate transactions involving the sale or licensing of similar technology.

     The Valuation concluded that the fair value of Accelr8's core technologies exceeds its carrying value and that the technologies were not impaired as of the valuation date.

     The useful life of the intellectual property is based on the life of the United States Patents, which management believes is reasonable at this time.

     6. Accelr8's management has reviewed this comment and will address the comment in its future filings.

     7. The amount of the costs and expenses, interest income, and segment income in Note 12 to the financial statements for the fiscal year ended December 31, 2004 differ from those provided from the 2003 information in Note 9 for the fiscal year ended December 31, 2003 because of changes in the structure of the organization that resulted in the reclassification of the segment information.

     The gain on sale of the software business segment was classified as a discontinued operation. The primary asset transferred was intellectual property. The software "tools" that comprised this asset had already been fully amortized by Accelr8. Therefore the "gain" was composed of the note receivable, retained accounts receivable, deferred revenues, which were prepaid software maintenance contracts and cash. The total of those assets acquired was $661,945. Expenses of $40,754 consisted primarily of legal fees and prepaid rent for a net gain of $621,191.

     8. Accelr8's management has reviewed this comment and will address the comment in its future filings.

     Accelr8's management has advised that they understand that:

     o Accelr8 is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

     o Accelr8 may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or wish to discuss anything further, please do not hesitate to contact the undersigned.

                                           Very truly yours

                                           Schlueter & Associates, P.C.


                                           By /s/ Henry F. Schlueter
                                           -------------------------
                                           Henry F. Schlueter

     C: Accelr8 Technology Corporation